BECK, MACK & OLIVER LLC
360 MADISON AVENUE
NEW YORK, N.Y. 10017-7111

TELEPHONE 212 661-2640
FACSIMILE 212 953-2511

June 20, 2012

Stacey Hong, President
Forum Funds
Three Canal Plaza, Suite 600
Portland, Maine 04101

RE:   Contractual Waivers and Reimbursements

Dear Mr. Hong:

Back, Mack & Oliver LLC (the "Adviser") agrees to waive its investment advisory fee and/or reimburse expenses as necessary to ensure that total annual operating expenses (excluding taxes, interest, portfolio transaction expenses and extraordinary expenses) for the Beck, Mack & Oliver Global Equity Fund and the Beck, Mack & Oliver Partners Fund (each, a "Fund", together, the "Funds"), each a series of the Forum Funds (the "Trust"), do not exceed the amounts listed below for the period from August 1, 2012, through July 31, 2013.

Fund	Expense Limitation as a Percentage of Average Daily Net Assets
Beck, Mack & Oliver Global Equity Fund	1.25%
Beck, Mack & Oliver Partners Fund	1.00%

This agreement can only be terminated or amended upon the approval of the Trust's Board of Trustees and is automatically terminated if the Adviser is no longer a service provider to the Fund. Unless otherwise amended or terminated, this agreement will renew automatically for one-year terms unless the Adviser provides written notice of its termination at least 90 days prior to the end of the then current term.

Very truly yours,

/s/Robert C. Beck

Robert C. Beck
Senior Member: